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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



For the month of October, 2002

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP

              (Translation of each registrant's name into English)


 Luscar Coal Ltd.                                 Luscar Energy Partnership
 1600 Oxford Tower
10235 - 101 Street                                    1133 Yonge Street
 Edmonton, Alberta                                    Toronto, Ontario
  Canada T5J 3G1                                       Canada, M4T 2Y7
  (780) 420-5810                                       (416) 934-7655
(Address and telephone number of each registrant's principal executive offices)


         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F
                                    ---              ---

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No  X
                                    ---         ---

         If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

         The following documents are included in this Form 6-K:

    1.   The Registrants' interim report for the third quarter 2002.

    2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

    2.2 Sworn Written Statement of Luscar Coal Ltd. Chief Executive and Chief Financial Officer

    3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

    3.2 Sworn Written Statement of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            LUSCAR COAL LTD.



Date: November 26,  2002                    By /s/ JOSEPH W. BRONNEBERG
                                              ----------------------------------
                                            Name:   Joseph W. Bronneberg
                                                  ------------------------------
                                            Title:  Vice-President, Finance
                                                   -----------------------------



                                            LUSCAR ENERGY PARTNERSHIP



Date: November 26,  2002                    By: /s/ JOWDAT WAHEED
                                               ---------------------------------
                                            Name: Jowdat Waheed
                                                  ------------------------------
                                            Title: Senior Vice President
                                                   -----------------------------
                                                   and Chief Financial Officer
                                                   -----------------------------





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                                  Exhibit Index
                                  -------------

    1.1  The Registrants' interim report for the third quarter 2002.

    2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

    2.2 Sworn Written Statement of Luscar Coal Ltd. Chief Executive and Chief Financial Officer

    3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

    3.2 Sworn Written Statement of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer